Exhibit 21.1

LIST OF SUBSIDIARIES OF ALLIED NEVADA GOLD CORP.

Name of Subsidiary(1)	Jurisdiction of Organization
Allied VGH Inc.(2)	Nevada
Allied VNC Inc.(3)	Nevada
Victory Gold Inc.(3)	Nevada
Victory Exploration Inc.(4)	Nevada
Hycroft Resources & Development, Inc.(3)	Nevada
Allied Nevada Gold Holdings LLC(2)	Nevada

(1) Omitted from this list are subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2013.
(2) 100% owned by Allied Nevada Gold Corp.
(3) 100% owned by Allied VGH Inc.
(4) 100% owned by Victory Gold Inc.